UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of : January 2003 (5)	File No.: 0-11378

TransGlobe Energy Corporation

(Translation of Registrant’s Name into English)

#2900, 330 – 5th Avenue S.W., Calgary, AB T2P 0L4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

          Form 20F [ X ]                                Form 40F [     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes          [     ]                                No           [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82-____________.

FORM 6K	Page 2

Submitted herewith:

                              Material Change Report Form 27

Report dated January 27, 2003 – Press Release dated January 27, 2003 - TransGlobe Energy Corporation announced the results from the An Naeem #3 exploration well on Block S-1 in the Republic of Yemen.

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: January 27, 2003	By: /s/ David C. Ferguson
David C. Ferguson
Vice President, Finance & CFO

MATERIAL CHANGE REPORT

THIS REPORT IS FILED UNDER British Columbia (section 85(1) of the Securities Act and section 151 of the Securities Rules); Ontario (section 75(2) of the Securities Act); Quebec (section 73 of the Securities Act); Alberta (section 146(1) of the Securities Act).

Item 1.           Reporting Issuer

TransGlobe Energy Corporation
Suite 2900, 330 – 5th Avenue SW
Calgary AB T2P 0L4
Tel: (403) 264-9888 Fax: (403) 264-9898

Item 2.           Date of Material Change

January 27, 2003.

Item 3.          Press Release

Press release dated January 27, 2003 was disseminated by CCN Newswire (Canada and U.S. disclosure package) on January 27, 2003.

Item 4.           Summary of Material Change

TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announced the results from the An Naeem #3 exploration well on Block S-1, in the Republic of Yemen.

Item 5.           Full Description of Material Change

Block S-1, Yemen (25.0% working interest)

An Naeem #3, which commenced drilling on December 19, 2002, was drilled to a total depth of 1,623 meters. The well was drilled structurally down dip from the An Naeem #1 and An Naeem #2 gas wells to test a potential oil rim. The An Naeem #3 well encountered the Alif sandstone and tested natural gas at a rate of 3.8 million cubic feet per day (MMcfd) and 12 barrels of condensate per day on a restricted choke from an 8 meter (26 feet) perforated interval. Although the well successfully tested hydrocarbons in the targeted Alif formation, an oil rim was not encountered. The well was temporarily abandoned and suspended as a potential gas condensate producer. The rig is currently moving to the next drilling location at An Nagyah #3. The An Nagyah #3 well is an appraisal of the oil discovery made at An Nagyah #2, announced December 10, 2002.

Item 6.           Reliance on (section 85(2) of the Securities Act, British Columbia), (section 75(3) of the Securities Act, Ontario), (section 74 of the Securities Act, Quebec), (section 146(2) of the Securities Act, Alberta).

Not applicable.

Item 7.           Omitted Information

None.

Item 8.           Senior Officers

For more information, please contact Ross G. Clarkson, President and CEO, or Lloyd W. Herrick, Vice President and COO, at (403) 264-9888.

Item 9.           Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Calgary, Alberta, this 27th day of January, 2003

                       /s/ Ross Clarkson
(signed) Ross Clarkson, Vice President & CFO